CONFIDENTIAL

June 6, 2016

Suzanne Hayes
Mary Beth Brezlin
Securities and Exchange Commission
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, DC 20549

Re:             Stocosil Inc.
                    Amendment No. 2 to Draft Offering Statement on Form 1-A
                    Submitted May 3, 2016
                    CIK No. 0001645554

Ladies and Gentlemen:

Stocosil Inc., a Delaware corporation (the “Company”, “we,” “us,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 26, 2016 (the “Comment Letter”) relating to Amendment No. 2 to the Offering Statement on Form 1-A filed with the Commission on May 3, 2016 (the “Offering Statement”).

This letter sets forth the comments of the Staff in the Comment Letter and sets forth the Company’s response. In addition, Amendment No. 3 to the Offering Statement (“Amendment No. 3”) is being filed concurrently herewith.

Offering Circular Cover Page

1.
We note that SDDCO will act as placement agent in the offering and that FOLIOfn Investments, Inc. will provide a platform that will be used to process subscriptions and conduct closings. We also note your disclosure on page 37 of the offering statement that offering participants may visit a website provided by ASMX to subscribe to the offering. Please revise your offering statement to clarify the role ASMX in the offering and explain how its services will differ from those to be provided by FOLIOfn. Please also tell us what consideration you gave to filing any agreement with FOLIOfn relating to these services as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to your comment, the Company has revised its disclosures in the Offering Statement in the “Plan of Distribution” and “Cover Page” sections to clarify the role of ASMX in the offering and explain how its services will differ from those to be provided by FOLIOfn. As noted by SEC Staff and in the most recent Offering Statement, SDDCO Brokerage Advisors LLC (“SDDCO-BA”) is acting in the capacity of Placement Agent for the Stocosil “best efforts” Regulation “A+” Offering. The SDDCO-BA branch office and the registered representatives associated with that office, who are actively soliciting and/or assisting in the structuring of the Offering, are conducting business under the name ASMX Capital, LLC (“ASMX”). As noted by SEC Staff and described in the Offering Statement, ASMX is engaged to act in the Offering as the Platform Provider – providing the Internet web-site under the supervision of SDDCO-BA through which the Potential Transaction will be effected. All investment marketing activities conducted by ASMX-associated persons for the Offering is so conducted in their capacities as registered representatives of SDDCO-BA. This fact is disclosed in all broker dealer communications involving ASMX-associated SDDCO-BA registered representatives.

SDDCO-BA as a MEMBER: FINRA/SIPC introducing broker dealer has entered into a written clearing arrangement with Foliofn (itself a FINRA/SIPC clearing broker dealer) pursuant to which SDDCO-BA introduces all investors to Foliofn on a fully disclosed basis. Foliofn will open a customer account for each investor, will process subscriptions in the Offering, will generally facilitate the private offering of securities, will conduct the Offering closing, and will custody the funds and securities of the investors.

In response to your request that we provide details on the consideration being provided to FOLIOfn relating to these services, we have added two exhibits to this offering: Exhibit 15.1 (Issuer Custody and Services Agreement) and Exhibit 15.2 (SDDCO-BA – Foliofn Fully Disclosed Clearing Agreement).

Risk Factors

Our securities may be traded on a closed trading system . . ., page 30

2.
We note your disclosure that your securities may be traded on an alternative trading system (“ATS”) registered with the SEC. To the extent known, please disclose the name of the ATS you plan to utilize and whether the ATS complies with the SEC’s Regulation ATS.

In response to the Staff’s comment, the Company has revised the disclosures in the “Risk Factors” section.. There is currently no trading market for the securities of Stocosil. The Company anticipates that SDDCO-BA will facilitate the application for a ticker symbol in order for the quotation of the common stock of the Company in the OTC Markets or another approved secondary marketplace upon the qualification of the Offering Statement. There is currently no definitive agreement in place for the securities to be traded on an alternative trading system (“ATS”) registered with the SEC. As such, we do not know at this time the name of the ATS we plan to use, or whether it will comply with Regulation ATS - and therefore cannot provide these facts. We have revised the disclosures in the above-mentioned section to make this clearer to prospective investors.

The Company requests qualification of this offering. In making this request, the Company acknowledges that

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not preclude the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact us at (626) 964-5788.

Sincerely,

Stocosil Inc.

/s/ Pyng Soon
Pyng Soon